Moneco, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

**Moneco, Inc., Moneco France & Moneco Senegal Consolidated Report**
**Balance Sheet**
**As of December 31, 2023**
**(in USD)**

| ASSETS | |
|---|---|
| **CURRENT ASSETS** | |
| Cash & Cash Equivalents | 396,691 |
| Receivables | 48,312 |
| Prepaid Expenses | - |
| Other Current Assets | - |
| **TOTAL CURRENT ASSETS** | 445,003 |
| | |
| **NON-CURRENT ASSETS** | |
| Tangible Fixed Assets | - |
| Intangible Fixed Assets | 4,250 |
| Long Term Assets | - |
| Other Assets | - |
| **TOTAL NON-CURRENT ASSETS** | 4,250 |
| | |
| **TOTAL ASSETS** | **449,253** |

| LIABILITIES | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | 7,799 |
| Accrued Expenses | - |
| Deferred Income | - |
| Salaries Payable | - |
| Taxes Payable | 3,562 |
| Other Current Liabilities | 1,041 |
| **TOTAL CURRENT LIABILITIES** | 12,402 |
| **TOTAL NON-CURRENT LIABILITIES** | 1,095,878 |
| | |
| **TOTAL LIABILITIES** | 1,108,280 |

| STOCKHOLDERS' EQUITY | |
|---|---|
| Equity Investment | 4,250 |
| Capital Reserves | - |
| Revenue Reserves | - |
| Retained Earnings | (256,368) |
| Gain/(Loss) on Translation | 41,479 |
| **TOTAL STOCKHOLDERS' EQUITY** | (210,639) |
| | |
| **CONSOLIDATED NET INCOME FOR THE YEAR** | (448,388) |
| | |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | **449,253** |
| | - |
| | (0) |

Moneco, Inc., Moneco France & Moneco Senegal Consolidated Report
Profit & Loss Statement
December 31, 2023
(in USD)

| | |
|---|---|
| **REVENUE** | |
| Sales Income | - |
| Other Income | 36,250 |
| **TOTAL REVENUE** | 36,250 |
| | |
| **COST OF REVENUE** | |
| Cost of sales | 1,070 |
| **TOTAL COST OF REVENUE** | 1,070 |
| | |
| **GROSS PROFIT** | **35,180** |
| | |
| **EXPENSES** | |
| **EMPLOYEE & CONTRACTOR COMPENSATION** | |
| Salaries & Wages | 98,614 |
| Bonuses | - |
| Contractors - International | 226,613 |
| Other HR Costs | 35,385 |
| **TOTAL EMPLOYEE & CONTRACTOR COMPENSATION** | 360,613 |
| | |
| **MARKETING COSTS** | |
| Marketing Expenses | - |
| **TOTAL MARKETING COSTS** | - |
| | |
| **PROFESSIONAL AND CONSULTING FEES** | |
| Legal Fees | 9,076 |
| Accounting Fees | 12,673 |
| Consulting Fees | - |
| Other Professional Fees | - |
| **TOTAL PROFESSIONAL AND CONSULTING FEES** | 21,749 |
| | |
| **FACILITIES COST** | |
| Rent Expense & Utilities | - |
| Telephone and Internet | 114 |
| **TOTAL FACILITIES COST** | 114 |
| | |
| **OTHER OPERATING EXPENSES** | |
| Other Operating Expenses | 124,224 |
| Bad Debts Expense | - |
| **TOTAL OPERATING EXPENSES** | 124,224 |
| | |
| **NON-OPERATING ITEMS** | |
| Interest Income | - |
| Interest Expense | - |
| Forex Gain | (1,269) |
| Forex Loss | - |
| **TOTAL NON-OPERATING ITEMS** | 1,269 |
| | |
| **NET INCOME BEFORE TAXES & DEPRECIATION** | (472,788) |
| | |
| **DEPRECIATION & AMORTIZATION** | |
| Amortization | - |
| | |
| **NET INCOME BEFORE TAXES** | (472,788) |
| | |
| **TAXES & FEES** | (24,400) |
| | |
| **NET INCOME/(LOSS)** | **(448,388)** |
| | - |

**Management Use Only**

inDinero Inc. is a client service provider and not an independent accounting firm, as such we do not compile, review or audit these financial reports.

As instructed by Management, monthly closing rates were used to convert P&L to USD.

| Moneco, Inc., Moneco France & Moneco Senegal Consolidated Report January 1 - December 31, 2023 (in USD) | | | | | | |
|---|---|---|---|---|---|---|
| | | | | **Consolidation Entries** | | |
| **Statement of Earnings for 2022 Calendar Year** | **Moneco, Inc.** | **Moneco France** | **Moneco Senegal** | **Debits** | **Credits** | **Consolidated Totals** |
| **REVENUE** | | | | | | |
| Intercompany Sales | - | - | - | - | | - |
| Sales Income | - | - | - | | | - |
| Other Income | 9,991.11 | 26,258.63 | - | | | 36,249.74 |
| **TOTAL REVENUE** | 9,991.11 | 26,258.63 | - | | | 36,249.74 |
| **COST OF REVENUE** | | | | | | |
| Cost of sales | 1,070.15 | - | - | | | 1,070.15 |
| **TOTAL COST OF REVENUE** | 1,070.15 | - | - | | | 1,070.15 |
| **GROSS PROFIT** | 8,920.96 | 26,258.63 | - | | | 35,179.59 |
| **EMPLOYEE & CONTRACTOR COMPENSATION** | | | | | | |
| Salaries & Wages | - | 98,614.42 | - | | | 98,614.42 |
| Bonuses | - | - | - | | | - |
| Contractors - International | 226,613.48 | - | - | | | 226,613.48 |
| Other HR Costs | - | 35,385.19 | - | | | 35,385.19 |
| **TOTAL EMPLOYEE & CONTRACTOR COMPENSATION** | 226,613.48 | 133,999.61 | - | | | 360,613.09 |
| **MARKETING COSTS** | | | | | | |
| Marketing Expenses | - | - | - | | | - |
| **TOTAL MARKETING COSTS** | - | - | - | | | - |
| **PROFESSIONAL AND CONSULTING FEES** | | | | | | |
| Legal Fees | 9,076.01 | - | - | | | 9,076.01 |
| Accounting Fees | 12,672.50 | - | - | | | 12,672.50 |
| Consulting Fees | - | - | - | | | - |
| Other Professional Fees | - | - | - | | | - |
| **TOTAL PROFESSIONAL AND CONSULTING FEES** | 21,748.51 | - | - | | | 21,748.51 |
| **FACILITIES COST** | | | | | | |
| Rent Expense & Utilities | - | - | - | | | - |
| Telephone and Internet | 113.66 | - | - | | | 113.66 |
| **TOTAL FACILITIES COST** | 113.66 | - | - | | | 113.66 |
| **OTHER OPERATING EXPENSES** | | | | | | |
| Other Operating Expenses | 15,335.67 | 107,432.53 | 1,455.35 | | | 124,223.55 |
| Bad Debts Expense | - | - | - | | | - |
| Subsidiary Service Fee | - | - | - | | | - |
| **TOTAL OPERATING EXPENSES** | 15,335.67 | 107,432.53 | 1,455.35 | | | 124,223.55 |
| **NON-OPERATING ITEMS** | | | | | | |
| Interest Income | - | - | - | | | - |
| Interest Expense | - | - | - | | | - |
| Forex Gain | (1,268.85) | - | - | | | (1,268.85) |
| Forex Loss | - | - | - | | | - |
| **TOTAL NON-OPERATING ITEMS** | 1,268.85 | - | - | | | 1,268.85 |
| **NET INCOME BEFORE TAXES & DEPRECIATION** | (256,159.21) | (215,173.51) | (1,455.35) | | | (472,788.07) |
| **DEPRECIATION & AMORTIZATION** | | | | | | |
| Amortization | - | - | - | | | - |
| **NET INCOME BEFORE TAXES** | (256,159.21) | (215,173.51) | (1,455.35) | | | (472,788.07) |
| **TAXES & FEES** | - | (24,400.15) | - | | | (24,400.15) |
| **NET INCOME/(LOSS)** | (256,159.21) | (190,773.36) | (1,455.35) | | | (448,387.92) |
| *Checking* | - | - | - | | | |
| **TRANSLATION ADJUSTMENT** | | | | | | - |
| **NET INCOME POST TRANSLATION ADJUSTMENT** | (256,159.21) | (190,773.36) | (1,455.35) | | | (448,387.92) |

| Balance Sheet as of December 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Cash & Cash Equivalents | 24,369.59 | 371,623.03 | 698.68 | | | 396,691.30 |
| Receivables | - | 48,250.83 | 61.09 | | | 48,311.92 |
| Prepaid Expenses | - | - | - | | | - |
| Loans to Shareholders/Partners | - | - | - | | | - |
| Other Current Assets | - | - | - | | | - |
| **TOTAL CURRENT ASSETS** | 24,369.59 | 419,873.86 | 759.77 | | | 445,003.22 |
| Tangible Fixed Assets | - | - | - | | | - |
| Intangible Fixed Assets | 4,250.00 | - | - | | | 4,250.00 |
| Other Assets | - | - | - | | | - |
| Financial Investments | 323,178.39 | - | - | | 323,178.39  1 | - |
| Long Term Assets | - | - | - | | | - |
| Intercompany Receivable | 126,689.37 | - | - | | 126,689.37  2 | - |
| Loans to Subsidiary | - | - | - | | - | - |
| Accrued Interest Income | - | - | - | | - | - |
| **TOTAL NON-CURRENT ASSETS** | 454,117.76 | - | - | | | 4,250.00 |
| **TOTAL ASSETS** | 478,487.35 | 419,873.86 | 759.77 | | | 449,253.22 |
| *Checking* | - | - | - | | | |
| **LIABILITIES** | | | | | | |
| Accounts Payable | 1,765.80 | 6,033.15 | - | | | 7,798.95 |
| Accrued Expenses | - | - | - | | | - |
| Deferred Income | - | - | - | | | - |
| Salaries Payable | - | - | - | | | - |
| Taxes Payable | - | 3,562.18 | - | | | 3,562.18 |
| Other Current Liabilities | - | - | 1,041.21 | | | 1,041.21 |
| **TOTAL CURRENT LIABILITIES** | 1,765.80 | 9,595.33 | 1,041.21 | | | 12,402.34 |
| Intercompany Payable | - | 156,933.76 | - | 156,933.76  2 | | - |
| Loan from Subsidiary | - | - | - | | | - |
| Loan from Parent Company | - | - | - | - | | - |
| Other Non-current Liabilities | 930,041.00 | 165,837.00 | - | | | 1,095,878.00 |
| **TOTAL NON-CURRENT LIABILITIES** | 930,041.00 | 322,770.76 | - | | | 1,095,878.00 |
| **TOTAL LIABILITIES** | 931,806.80 | 332,366.09 | 1,041.21 | | | 1,108,280.34 |
| **STOCKHOLDERS' EQUITY** | | | | | | |
| Equity Investment | 4,250.00 | 332,780.58 | 1,631.99 | 334,412.57  1 | | 4,250.00 |
| Capital Reserves | - | - | - | | | - |
| Revenue Reserves | - | - | - | | | - |
| Retained Earnings | (201,410.24) | (54,499.57) | (458.08) | | | (256,367.89) |
| Gain/(Loss) on Translation | - | - | - | | 41,478.57  2 | 41,478.57 |
| **TOTAL STOCKHOLDERS' EQUITY** | (197,160.24) | 278,281.01 | 1,173.91 | | | (210,639.31) |
| **NET INCOME** | (256,159.21) | (190,773.36) | (1,455.35) | | | (448,387.92) |
| **NET WORTH** | (453,319.45) | 87,507.66 | (281.44) | | | (659,027.23) |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | 478,487.35 | 419,873.75 | 759.77 | | | 449,253.11 |
| *Checking* | - | (0) | - | 491,346.33 | 491,346.33 | 0.1 |
| | - | (0) | - | | - | |

**Consolidation Entries**

**1. To eliminate equity for the wholly owned subsidiary.**

| | | | | | | |
|---|---|---|---|---|---|---|
| Equity Investment *(Investment from Moneco Inc.)* | 334,412.57 | | | | | |
| Financial Investments *(Investment in Subsidiary - Moneco France)* | | | 321,546.40 | | | |
| Financial Investments *(Investment in Subsidiary - Moneco Senegal)* | | | 1,631.99 | | | |
| Unrealized Gains/Losses Adjustments | | | 11,234.18 | | | |
| | | | - | *checking* | | |

**2. To eliminate intercompany payable/receivables.**

| | | | | | | |
|---|---|---|---|---|---|---|
| Payable from Parent Company *(Moneco France)* | 156,933.76 | | | | | |
| Unrealized Gains/Losses Adjustments | | | 30,244.39 | | | |
| Receivable From Subsidiary *(Moneco Inc. to Moneco France)* | | | 126,689.37 | | | |
| | | | - | *checking* | | |

Management Use Only

inDinero Inc. is a client service provider and not an independent accounting firm, as such we do not compile, review or audit these financial reports.

Moneco, Inc.
Consolidated Financial Statements
December 31, 2023
Balance Sheet

**Procedures Peformed:**
1 Exported the Company's Balance Sheet as of December 31, 2023.
2 Mapped the figures to the accounts that will be used in the consolidation.

| PARENT BALANCE SHEET (in USD) | | |
|---|---|---|

Moneco, Inc.
Balance Sheet
As of December 31, 2023
(In USD)

| | MAPPED ACCOUNTS | | Total |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets | | | |
| Bank Accounts | | | |
| 1010 Brex Cash Account - Primary Cash Account (7312) - 1 | Cash & Cash Equivalents | | 23,314.91 |
| 1015 Levro USD Checking (3619) | Cash & Cash Equivalents | | 1,054.68 |
| 1020 Levro Euro Checking | Cash & Cash Equivalents | | 0.00 |
| Total Bank Accounts | | US$ | 24,369.59 |
| Total Current Assets | | US$ | 24,369.59 |
| Other Current Assets | | | |
| 1430 Investment in Securities | Other Current Assets | US$ | 0.00 |
| Total Other Current Assets | | US$ | 0.00 |
| Total Current Assets | | US$ | 24,369.59 |
| Fixed Assets | | | |
| 1600 Intellectual Property | Intangible Fixed Assets | | 4,250.00 |
| Total Fixed Assets | | US$ | 4,250.00 |
| Other Assets | | | |
| 1111 Intercompany Receivable - Moneco France | Intercompany Receivable | | 126,689.37 |
| 1900 Investment in Subsidiary - Moneco France | Financial Investments | | 321,546.40 |
| 1950 Investment in Subsidiary - Moneco Senegal | Financial Investments | | 1,631.99 |
| Total Other Assets | | US$ | 449,867.76 |
| **TOTAL ASSETS** | | US$ | 478,487.35 |
| **LIABILITIES AND EQUITY** | | | |
| Liabilities | | | |
| Current Liabilities | | | |
| Credit Cards | | | |
| 2205 Brex Card Account | Accounts Payable | | 1,765.80 |
| Total Credit Cards | | US$ | 1,765.80 |
| Total Current Liabilities | | US$ | 1,765.80 |
| Long-Term Liabilities | | | |
| Other Long Term Liabilities | | | |
| 2700 SAFE | Other Non-current Liabilities | | 930,041.00 |
| Total Other Long Term Liabilities | | US$ | 930,041.00 |
| Total Long-Term Liabilities | | US$ | 930,041.00 |
| Total Liabilities | | US$ | 931,806.80 |
| Equity | | | |
| 3100 Common stock | Equity Investment | | 85.00 |
| 3150 APIC - Common Stock | Equity Investment | | 4,165.00 |
| 3500 Retained Earnings | Retained Earnings | | -201,410.24 |
| Net Income | Retained Earnings | | -256,159.21 |
| Total Equity | | -US$ | 453,319.45 |
| **TOTAL LIABILITIES AND EQUITY** | | US$ | 478,487.35 |
| Net Difference | | | - |

Management Use Only

Moneco, Inc.
Consolidated Financial Statements
December 31, 2023
Profit and Loss

Procedures Peformed:
1 Exported the Company's Profit and Loss for the year 2023.
2 Mapped the figures to the accounts that will be used in the consolidation.

| PARENT PROFIT AND LOSS (USD) | | | |
|---|---|---|---|

Moneco, Inc.
Profit and Loss Statement
January 1 - December 31, 2023
(In USD)

| | MAPPED ACCOUNTS | | Total |
|---|---|---|---|
| Income | | | |
| Services | Sales Income | | 0.00 |
| Total Income | | US$ | 0.00 |
| Cost of Goods Sold | | | |
| 5000 Cost of Services | Cost of sales | | 1,070.15 |
| Total Cost of Goods Sold | | US$ | 1,070.15 |
| Gross Profit | | -US$ | 1,070.15 |
| Expenses | | | |
| 6310 Fees and Licenses | Other Operating Expenses | | 101.00 |
| 6320 Dues and Subscriptions | Other Operating Expenses | | 50.93 |
| 6330 Web Services | Other Operating Expenses | | 13,630.44 |
| 6400 Legal and Professional Fees | | | |
| 6410 Accounting Fees | Accounting Fees | | 12,672.50 |
| 6420 Legal | Legal Fees | | 9,076.01 |
| Total 6400 Legal and Professional Fees | | US$ | 21,748.51 |
| 6500 Travel | | | |
| 6530 Meals and Entertainment | Other Operating Expenses | | 26.93 |
| Total 6500 Travel | | US$ | 26.93 |
| 6610 Postage | Other Operating Expenses | | 20.82 |
| 6700 Utilities | | | |
| 6720 Phone/Internet | Telephone and Internet | | 113.66 |
| Total 6700 Utilities | | US$ | 113.66 |
| 6800 Contracted Help | | | |
| 6820 International | Contractors - International | | 226,613.48 |
| Total 6800 Contracted Help | | US$ | 226,613.48 |
| 6920 Taxes - Other | | | |
| 6950 Taxes (federal/state/city) | Other Operating Expenses | | 1,193.00 |
| Total 6920 Taxes - Other | | US$ | 1,193.00 |
| 6940 Meals | Other Operating Expenses | | 312.55 |
| Total Expenses | | US$ | 263,811.32 |
| Net Operating Income | | -US$ | 264,881.47 |
| Other Income | | | |
| 8000 Miscellaneous Income | | | |
| 8200 Dividend Income | Other Income | | 8,572.59 |
| 8300 Refunds | Other Income | | 1,162.09 |
| Total 8000 Miscellaneous Income | | US$ | 9,734.68 |
| 8100 Interest Income | Other Income | | 256.43 |
| 8400 Forex Gain/(Loss) | Forex Gain | | -1,268.85 |
| Total Other Income | | US$ | 8,722.26 |
| Other Expenses | | | |
| Unrealized Gain or Loss | | | 0.00 |
| Total Other Expenses | | US$ | 0.00 |
| Net Other Income | | US$ | 8,722.26 |
| Net Income | | -US$ | 256,159.21 |
| | | | - |

**Management Use Only**

inDinero Inc. is a client service provider and not an independent accounting firm, as such we do not compile, review or audit these financial reports.

**Moneco France**
**Consolidated Financial Statements**
**December 31, 2023**
**Moneco France - USD Conversion**

**Procedures Peformed:**

1 Obtained the Subsidiary's Balance Sheet as of December 31, 2022.
2 ..
3 Mapped the converted figures to the accounts that will be used in the consolidation.
4 Create Schedule of Capital Reserves

**SUBSIDIARY BALANCE SHEET (in EUR)**

**Entrepreneur's name: Moneco France**

*in EUR*

| ASSETS | EDV | Note Number | 2,016.00 | 2,017.00 | 2,018.00 | 2,019.00 | 2,020.00 | 2,021.00 | Q1 2022 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Subscribed capital - uncalled** | 001 | | | | | | | | | |
| **CURRENT ASSETS** | 037 | | | | | | | | | **379,777** |
| **SHORT TERM RECEIVABLES** | 046 | | | | | | | | | **43,643** |
| Other receivables | 052 | | 63,542 | 49,266 | 62,064 | | | | | 43,643 |
| **CASH AND CASH EQUIVALENTS** | 063 | | | | | | | | | 336,134 |
| **TOTAL ASSETS** | 065 | | | | | | | | | **379,777** |
| **Per PBC** | | | | | | | | | | 379,777 |
| ***Checking*** | | | | | | | | | | - |

| LIABILITIES & EQUITY | EDV | Note Number | | | | | | | | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| **EQUITY** | 067 | | | | | | | | | **79,151** |
| SHARE CAPITAL | 068 | | | | | | | | | 301,000 |
| RETAINED EARNINGS | 081 | | | | | | | | | (49,295) |
| PROFIT OR LOSS OF CURRENT YEAR | 084 | | | | | | | | | (172,554) |
| **LONG TERM LIABILITIES** | 095 | | | | | | | | | **291,947** |
| Loan From Moneco Inc. | 099 | | 0 | - | - | | | | | 141,947 |
| 6. Liabilities payable to banks and other financial institutions | 101 | | 0 | 0 | - | | | | | 150,000 |
| **SHORT TERM LIABILITIES** | 107 | | | | | | | | | **8,679** |
| Trade creditors | 115 | | | | | | | | | 5,457 |
| Tax and social creditors | 118 | | | | | | | | | 3,222 |
| **TOTAL LIABILITIES & EQUITY** | 123 | | | | | | | | | **379,777** |
| | | | | | | | | | | - |
| **Per PBC** | | | | | | | | | | 379,777 |
| ***Checking*** | | | | | | | | | | - |

**SUBSIDIARY BALANCE SHEET (in USD)**

**Exchange Rate** 1.1056

*in USD*

| FIGURES REFLECTED IN CONSO | MAPPED ACCOUNTS | 2023 |
|---|---|---|
| | | - |
| | Receivables | 48,251 |
| | Cash & Cash Equivalents | 371,623 |
| | **TOTAL ASSETS** | **419,874** |
| | **Per PBC** | 419,874 |
| | ***Checking*** | - |

| | | |
|---|---|---|
| | **TOTAL EQUITY** | **87,508** |
| | Equity Investment | 332,780 |
| | **Retained Earnings** | (54,500) |
| | Profit or Loss of Current Year | (190,772) |
| | | **322,771** |
| | Intercompany Payable | 156,934 |
| | Other Non-current Liabilities | 165,837 |
| | | **9,595** |
| | Accounts Payable | 6,033 |
| | Taxes Payable | 3,562 |
| | **TOTAL LIABILITIES & EQUITY** | **419,874** |
| | | - |
| | **Per PBC** | 419,874 |
| | ***Checking*** | - |

Moneco France
**Consolidated Financial Statements**
**December 31, 2023**
**Moneco France - USD Conversion**

**Procedures Peformed:**
1 Obtained the subsidiary's Profit and Loss for the year 2022
2 Used client provided conversion rate.
3 Mapped the converted figures to the accounts that will be used in the consolidation.

| SUBSIDIARY PROFIT AND LOSS (in EUR) | |
|---|---|
| Entrepreneur's name: Moneco France | |
| | *in EUR* |
| **Accounts** | **2023** |
| **Operating revenues (excluding taxes)** | **23,751** |
| Sales of goods | |
| Production sold [goods and services] | |
| Production of inventories | |
| Capitalized production | |
| Operating subsidies | |
| Other income | **23,751** |
| **Operating expenses (excluding taxes)** | **-** |
| **Gross Profit** | **23,751** |
| **HR Costs** | **121,203** |
| Wages and salaries | 89,197 |
| Social Contribution | 32,006 |
| **General and Administrative Expenses** | **97,173** |
| Other external expenses | 95,972 |
| Taxes | 1,134 |
| Other operating expenses | 67 |
| **EBIT** | **(194,625)** |
| **Financial result** | **-** |
| **EBT** | **(194,625)** |
| **Tax** | **(22,070)** |
| | (22,070) |
| **Net income** | **(172,555)** |
| **Per PBC** | (172,555) (52 |
| ***Checking*** | - 52 |

| SUBSIDIARY PROFIT AND LOSS (in USD) | | | |
|---|---|---|---|
| Exchange Rate | | US$ | 1.1056 |
| | | | *in USD* |
| **FIGURES REFLECTED IN CONSO** | **MAPPED ACCOUNTS** | | **2023** |
| | | | 26,259 |
| | Sales Income | | - |
| | Sales Income | | - |
| | Sales Income | | - |
| | Sales Income | | - |
| | Intercompany Sales | | - |
| | Other Income | | 26,259 |
| | | | **-** |
| | | | **26,259** |
| | | | **134,000** |
| | Salaries & Wages | | 98,614 |
| | Other HR costs | | 35,385 |
| | | | **107,433** |
| | Other Operating Expenses | | 106,105 |
| | Other Operating Expenses | | 1,254 |
| | Other Operating Expenses | | 74 |
| | | | **(215,174)** |
| | | | **-** |
| | | | **(215,174)** |
| | | | - |
| | **TAXES & FEES** | | **(24,400)** |
| | | | (24,400) |
| | | | **(190,773)** |
| **Per PBC** | | | (190,773) |
| ***Checking*** | | | - |

| | 2022 Total | 2023 Total | 2023 Net | |
|---|---|---|---|---|
| Operating Grant | - | 23,724.00 | 23,724.00 | |
| Other Operating Income | - | 27.00 | 27.00 | |
| **Total Income** | **-** | **23,751.00** | **23,751.00** | |
| Other External Expenses | 12,090.00 | 108,062.00 | 95,972.00 | |
| Taxes | 301.00 | 1,435.00 | 1,134.00 | |
| Wages and Salaries | 26,292.00 | 115,489.00 | 89,197.00 | |
| Social Contributions | 10,602.00 | 42,608.00 | 32,006.00 | |
| Other Operating Expenses | 10.00 | 77.00 | 67.00 | |
| **Total Operating Expenses** | **49,295.00** | **267,671.00** | **218,376.00** | |
| Corporation Tax | - | (22,070.00) | (22,070.00) | |
| **Net Income** | **(49,295.00)** | **(221,850.00)** | **(172,555.00)** | *(190,773.36)* |

**Shams Radjabaly**
Yesterday at 6:22 PM CST

Hi Reymark, please find attached the financial statements for our French Subsidiary.

Our French accountant wanted me to let you know that in France, the 1st fiscal year we declared was from June 22 until Dec 23, so that's the figures you see here. Based on last year's closing, she asks that you deduct the figures from 22 here so that you can keep only the figures from 23 and consolidate for 23.

Let me know if it isn't clear or if you need anything else from our French accountant.

Thanks

**Moneco Senegal**
**Consolidated Financial Statements**
**December 31, 2023**
**Moneco Senegal - USD Conversion**

**Procedures Peformed:**

1 Obtained the Subsidiary's Balance Sheet as of December 31, 2022.
2 ..
3 Mapped the converted figures to the accounts that will be used in the consolidation.
4 Create Schedule of Capital Reserves

**SUBSIDIARY BALANCE SHEET (in CFA Franc)**

**Entrepreneur's name: Moneco Senegal**

*in CFA Franc*

| ASSETS | EDV | Note Number | 2,016.00 | 2,017.00 | 2,018.00 | 2,019.00 | 2,020.00 | 2,021.00 | Q1 2022 | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Subscribed capital - uncalled** | 001 | | | | | | | | | |
| **CURRENT ASSETS** | 037 | | | | | | | | | **1,357,314** |
| **SHORT TERM RECEIVABLES** | 046 | | | | | | | | | - |
| Other receivables | 052 | | 63,542 | 49,266 | 62,064 | | | | | |
| **CASH AND CASH EQUIVALENTS** | 063 | | | | | | | | | 1,357,314 |
| **TOTAL ASSETS** | 065 | | | | | | | | | **1,357,314** |
| **Per PBC** | | | | | | | | | | 1,357,314 |
| ***Checking*** | | | | | | | | | | - |

| LIABILITIES & EQUITY | EDV | Note Number | 2022 |
|---|---|---|---|
| **EQUITY** | 067 | | **719,314** |
| SHARE CAPITAL | 068 | | 1,000,000 |
| **RETAINED EARNINGS** | 081 | | |
| PROFIT OR LOSS OF CURRENT YEAR | 084 | | (280,686) |
| **LONG TERM LIABILITIES** | 095 | | - |
| **SHORT TERM LIABILITIES** | 107 | | **638,000** |
| Other short term liabilities | 121 | | 638,000 |
| **TOTAL LIABILITIES & EQUITY** | 123 | | **1,357,314** |
| | | | - |
| **Per PBC** | | | 1,357,314 |
| ***Checking*** | | | - |

**SUBSIDIARY BALANCE SHEET (in USD)**

**Exchange Rate** US$ 0.0016

*in USD*

| FIGURES REFLECTED IN CONSO | MAPPED ACCOUNTS | 2,023.00 |
|---|---|---|
| | | - |
| | Receivables | 61 |
| | Cash & Cash Equivalents | 699 |
| | **TOTAL ASSETS** | **760** |
| | **Per PBC** | 760 |
| | ***Checking*** | - |
| | | |
| | **TOTAL EQUITY** | **(281)** |
| | Equity Investment | 1,632 |
| | **Retained Earnings** | (458.08) |
| | Profit or Loss of Current Year | (1,455) |
| | | - |
| | | **1,041** |
| | Other Current Liabilities | 1,041 |
| | **TOTAL LIABILITIES & EQUITY** | **760** |
| | | - |
| | **Per PBC** | 760 |
| | ***Checking*** | - |

Moneco Senegal
**Consolidated Financial Statements**
**December 31, 2023**
**Moneco Senegal - USD Conversion**

**Procedures Peformed:**
1  Obtained the subsidiary's Profit and Loss for the year 2022
2  Used client provided conversion rate.
3  Mapped the converted figures to the accounts that will be used in the consolidation.

| SUBSIDIARY PROFIT AND LOSS (in CFA Franc) | | | | SUBSIDIARY PROFIT AND LOSS (in USD) | | |
|---|---|---|---|---|---|---|
| Entrepreneur's name: Moneco Senegal | | | | | | |
| | | | | **Exchange Rate** | **US$** | **0.0016** |
| | | *in CFA Franc* | | | | *in USD* |
| **Accounts** | | **2022** | | **FIGURES REFLECTED IN CONSO** | **MAPPED ACCOUNTS** | **2,023** |
| **Operating revenues (excluding taxes)** | | - | | | | - |
| **Operating expenses (excluding taxes)** | | - | | | | - |
| **Gross Profit** | | - | | | | - |
| **HR Costs** | | - | | | | - |
| Wages and salaries | | | | | Salaries & Wages | - |
| Social Contribution | | | | | Other HR costs | - |
| **General and Administrative Expenses** | | 280,686 | | | | 1,455 |
| Outside Services | | 280,686 | | | Other Operating Expenses | 1,455 |
| **EBIT** | | (280,686) | | | | (1,455) |
| **Financial result** | | - | | | | - |
| **EBT** | | (280,686) | | | | (1,455) |
| | | | | | | - |
| **Tax** | | - | | | **TAXES & FEES** | - |
| | | | | | | - |
| **Net income** | | (280,686) | | | | (1,455) |
| **Per PBC** | | (280,686) | | | **Per PBC** | (1,455) |
| *Checking* | | - | | | *Checking* | - |

**Amodo, Inc.**
**Consolidated Financial Statements**
**December 31, 2023**
**Exchange Rates**

**Procedures Peformed:**

1. Logged in to oanda.com and determined the following exchange rates:
   - Historical Rates - to be used for Shareholder Equity
   - Spot Rate as of 12/31/2019 - to be used for Assets and Liabilities
   - Yearly Average Rate - to be used for Profit and Loss Accounts

| HRK (Croation Krona) to USD (US Dollar) Rates | | | |
|---|---|---|---|
| Spot Rate on 12/31/2016 | US$ | 0.139318 | |
| Spot Rate on 12/31/2017 | US$ | 0.161445 | |
| Average Rate for the year 2016 | US$ | 0.146475 | |
| Average Rate for the year 2017 | US$ | 0.151257 | |
| Spot Rate on 08/31/2016 | US$ | 0.148945 | |
| Average Rate for the year 2018 | US$ | 0.159104 | |
| Spot Rate on 12/31/2018 | US$ | 0.154265 | |
| Average Rate for the year 2019 | US$ | 0.150746 | |
| Spot Rate on 12/31/2019 | US$ | 0.150469 | |
| Average Rate for the Q1 2020 | US$ | 0.147124 | |
| Spot Rate on 3/31/2020 | US$ | 0.144122 | |
| Average Rate for the Q2 2020 | US$ | 0.145078 | |
| Spot Rate on 7/31/2020 | US$ | 0.148154 | |
| Spot Rate on 9/30/2020 | US$ | 0.154967 | *client provided |
| Spot Rate on 12/31/2020 | US$ | 0.162892 | *client provided |
| Spot Rate on 1/31/2021 | US$ | 0.160514 | *client provided |
| Spot Rate on 3/31/2021 | US$ | 0.155070 | *client provided |
| Spot Rate on 6/30/2021 | US$ | 0.158972 | *client provided |
| Spot Rate on 9/30/2021 | US$ | 0.155604 | *client provided |
| Spot Rate on 12/31/2021 | US$ | 0.150522 | *client provided |
| Average Rate for the Q1 2022 | US$ | 0.148548 | |
| Spot Rate on 3/31/2022 | US$ | 0.146924 | |
| Average Rate for the Q2 2022 | US$ | 0.140546 | |
| Spot Rate on 6/30/2022 | US$ | 0.139597 | |

**Exchange rates Q1 2022**

FF Amodo Inc., Quarterly Consolidation, Jan - Mar 2022    Amodo, Inc.

This email has been added to private and public timelines. Remove this email from the public timelines if its content is sensitive.

Zvonimir Orec → Coleen Kate Nulla & 1 other   Yesterday, 7:36 pm

Hi Coleen

As per your question on Indinero site:
**Coleen Kate Nulla 5 days ago**
**Hi nada, as you said, "we use two exchange rates, for BS exchange rate on 31.12.21/ end of the year/ and for P&L average year exchange rate for 2021" may I know the rates you used for Quarter 1 of 2022 (January-March) both for the BS and PL?**

Here are exchange rates we use for internal reporting (last day of each month):

| Date | 1.1.2022 | 28.2.2022 | 31.3.2022 | 30.4.2022 | 31.5.2022 | 30.6.2022 | 31.7.2022 | 31.8.2022 | 30.9.2022 |
|---|---|---|---|---|---|---|---|---|---|
| USDHRK | 6,641744 | 6,747558 | 6,806219 | 7,151206 | 7,032153 | 7,163469 | 7,364607 | 7,481194 | 7,768052 |
| EURHRK | 7,520447 | 7,543095 | 7,576683 | 7,563115 | 7,534249 | 7,52809 | 7,514109 | 7,503638 | 7,527242 |
| EURUSD | 1,13230004 | 1,1179 | 1,1132 | 1,0576 | 1,0714 | 1,0509 | 1,0203 | 1,003 | 0,969 |

Hope this clarifies your question
Best
Zvone

**Zvonimir Oreč**
CHIEF FINANCIAL OFFICER
AMODO
zvonimir.orec@amodo.eu
+385 99 6105406

**Source Data:**
https://www.oanda.com/


Range: January 1, 2016 - December 31, 2016
Frequency: Daily
Source: OANDA Exchange Rates
Currency I have:
Croatian Kuna
Currency I want:
USD
Interbank +/-
0%
USD
Period Average
0.146475
Period High
0.152889
Period Low
0.137829
Dec 31, 2016
0.139318


Range: August 31, 2016 - August 31, 2016
Frequency: Daily
Source: OANDA Exchange Rates



















Moneco, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

## 1. ORGANIZATION AND PURPOSE

Moneco, Inc. (the "Company") is a corporation organized in February 2022 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.